Exhibit 99.1

August 8, 2024

Dear Fiverr International Ltd. Shareholders:

We cordially invite you to attend the Annual General Meeting of Shareholders of Fiverr International Ltd. (the “Meeting”), to be held on September 18, 2024, at 4:00 p.m. (Israel time), at our headquarters at 8 Eliezer Kaplan St., Tel Aviv 6473409, Israel.

At the Meeting, shareholders will be asked to consider and vote on the matters listed in the enclosed Notice of Annual General Meeting of Shareholders. Our board of directors recommends that you vote FOR each of the Proposals listed in the Notice.

Only shareholders of record at the close of business on August 5, 2024, are entitled to notice of and to vote at the Meeting.

Whether or not you plan to attend the Meeting, it is important that your ordinary shares be represented and voted at the Meeting. Accordingly, after reading the enclosed Notice of Annual General Meeting of Shareholders and the accompanying proxy statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card.

We look forward to greeting as many of you as can attend the Meeting.

Sincerely,

Micha Kaufman	Ron Gutler
Director and Chief Executive Officer	Lead Independent Director

Notice of Annual General Meeting of Shareholders

To be Held on September 18, 2024

Dear Fiverr International Ltd. Shareholders:

We cordially invite you to attend the Annual General Meeting of Shareholders (the “Meeting”) of Fiverr International Ltd. (the “Company” or “Fiverr”), to be held on Wednesday, September 18, 2024 at 4:00 p.m. (Israel time), at our headquarters at 8 Eliezer Kaplan St., Tel Aviv 6473409, Israel (the telephone number at that address is +972-72-2280910).

The following matters are on the agenda for the Meeting:

(1)
to re-elect Adam Fisher and Nir Zohar as Class II directors, to serve until the Company’s annual general meeting of shareholders in 2027, and until their respective successors are duly elected and qualified;

(2)	to adopt the compensation policy for the Company’s executive officers and directors;

(3)	to authorize the Company’s chief executive officer, Micha Kaufman, to serve as the chairman of the board of directors;

(4)	to approve a framework of terms and conditions for the extension, renewal and entering into an insurance policy for directors’ and officers’ liability; and

(5)
to re-appoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2024, and until the next annual general meeting of shareholders, and to authorize the Company’s board of directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors.

In addition to considering the foregoing proposals, the Company’s shareholders will have the opportunity to hear from representatives of the Company’s management, who will be available at the Meeting to review and discuss with shareholders the consolidated financial statements of the Company for the year ended December 31, 2023.

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on August 5, 2024, in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date.

Even if you plan to attend the Meeting, we encourage you to vote your shares by proxy in advance. If you hold your ordinary shares in your own name, you may vote by Internet, telephone or by completing, signing, and returning the enclosed proxy card in the envelope provided, in accordance with the instructions therein.  If you hold ordinary shares through a bank, broker or other nominee (i.e., in “street name”) which is one of our shareholders of record at the close of business on August 5, 2024, you must follow the instructions included in the enclosed voting instruction form you receive from your bank, broker or nominee, and may also be able to submit voting instructions to your bank, broker or nominee via the Internet or by telephone. Please be certain to have your control number from your voting instruction form ready for use in providing your voting instructions. If you have previously consented to receive your proxy materials by email, you may vote by simply clicking the “VOTE NOW” button in the accompanying email. If you hold your ordinary shares in “street name,” you must obtain a legal proxy from the record holder to enable you to participate in and to vote your ordinary shares in person at the Meeting (or to appoint a proxy to do so).

Our board of directors recommends that you vote FOR each of the above proposals, which are described in the proxy statement.

The presence (in person or by proxy) of any two or more shareholders holding, in the aggregate, at least 25% of the voting power of the Company’s ordinary shares constitutes a quorum for purposes of the Meeting.  If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the following week (to the same day, time and place or to a specified day, time and place). At such adjourned meeting the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their ordinary shares) will constitute a quorum.

The last date for submitting a request to include a proposal in accordance with Section 66(b) of the Israeli Companies Law, 5759-1999, is August 15, 2024.  A copy of the proxy statement (which includes the full version of the proposed resolutions) and a proxy card is being distributed to shareholders and also furnished to the U.S. Securities and Exchange Commission under cover of Form 6-K.  Shareholders are also able to review the proxy statement at the “Investor Relations” portion of our website, which can be found at: https://investors.fiverr.com/ or at our headquarters at 8 Eliezer Kaplan St., Tel Aviv 6473409, Israel, upon prior notice and during regular working hours (telephone number: +972-72-2280910) until the date of the Meeting.

Whether or not you plan to attend the Meeting, it is important that your ordinary shares be represented and voted at the Meeting.  Accordingly, after reading this Notice of Annual General Meeting of Shareholders and the Proxy Statement, please sign, date and mail the proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card.  If voting by mail, the proxy card must be received by no later than 11:59 p.m. EDT on September 17, 2024, to be validly included in the tally of ordinary shares voted at the Meeting.  Detailed proxy voting instructions will be provided both in the proxy statement and in the proxy card.

By Order of the Board of Directors,

Micha Kaufman	Ron Gutler
Director and Chief Executive Officer	Lead Independent Director

ii

Proxy Statement

Annual General Meeting of Shareholders

To Be Held on September 18, 2024

This proxy statement is being furnished in connection with the solicitation of proxies on behalf of the board of directors (the “Board”) of Fiverr International Ltd. (the “Company” or “Fiverr”) to be voted at an Annual General Meeting of Shareholders (the “Meeting”), and at any adjournment or postponement thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders.  The Meeting will be held on Wednesday, September 18, 2024, at 4:00 p.m. (Israel time), at our headquarters at 8 Eliezer Kaplan St., Tel Aviv 6473409, Israel.

This Proxy Statement, the attached Notice of Annual General Meeting of Shareholders and the enclosed proxy card or voting instruction form are being made available to holders of Fiverr’s ordinary shares, beginning August 8, 2024.

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on August 5, 2024, in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time. You can vote your ordinary shares by attending the Meeting or by following the instructions under “How You Can Vote” below.  Our Board urges you to vote your ordinary shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The following matters are on the agenda for the Meeting:

(1)
to re-elect Adam Fisher and Nir Zohar as Class II directors, to serve until the Company’s annual general meeting of shareholders in 2027, and until their respective successors are duly elected and qualified;

(2)	to adopt the compensation policy for the Company’s executive officers and directors;

(3)	to authorize the Company’s chief executive officer, Micha Kaufman, to serve as the chairman of the board of directors;

(4)	to approve a framework of terms and conditions for the extension, renewal and entering into an insurance policy for directors’ and officers’ liability; and

(5)
to re-appoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2024, and until the next annual general meeting of shareholders, and to authorize the Company’s board of directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors.

 In addition to considering the foregoing proposals, the Company’s shareholders will have the opportunity to hear from representatives of the Company’s management, who will be available at the Meeting to review and discuss with shareholders the consolidated financial statements of the Company for the year ended December 31, 2023.

We are not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment and the recommendation of the Board.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” each of the above Proposals.

Quorum and Adjournment

On August 5, 2024, we had a total of 35,286,030 ordinary shares issued and outstanding.  Each ordinary share outstanding as of the close of business on August 5, 2024, is entitled to one vote on each of the proposals to be presented at the Meeting.  Under our Articles of Association, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold ordinary shares representing at least 25% of our voting power.  If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the following week (to the same day, time, and place or to a specified day, time, and place). At such adjourned meeting the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their ordinary shares) will constitute a quorum.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum.  A “broker non-vote” occurs when a bank, broker or other holder of record holding ordinary shares for a beneficial owner attends the Meeting but does not vote on a particular Proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner.  Brokers that hold ordinary shares in “street name” for clients (as described below) typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners.  The only item on the Meeting agenda that may be considered routine is Proposal No. 5 relating to the reappointment of the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2024; however, we cannot be certain whether this will be treated as a routine matter since our proxy statement is prepared in compliance with the Israeli Companies Law 5759-1999 (the “Companies Law”), rather than the rules applicable to domestic U.S. reporting companies. Therefore, it is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its ordinary shares if the shareholder wants its ordinary shares to count with regard to the proposals.

Vote Required for Approval of Each of the Proposals

The affirmative vote of the holders of a majority of the voting power represented and voting in person or by proxy is required to approve each of the proposals.

Per the requirements of the Companies Law, the approval of Proposal No. 2, Proposal No. 3 and Proposal No. 4, is also subject to the fulfillment of one of the following additional voting requirements: (i) the majority of the ordinary shares that are voted at the Meeting in favor of the proposal, excluding abstentions, and including a majority of the votes of shareholders who are not controlling shareholders or do not have a personal interest in the approval of the proposal (each, an “Interested Shareholder”); or (ii) the total number of ordinary shares of the shareholders mentioned in clause (i) above that are voted against the proposal does not exceed two percent (2%) of the total voting rights in the Company (the “Special Majority”).

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer. A “personal interest” of a shareholder in an action or transaction of a company includes a personal interest of any of the shareholder’s relatives (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as defined above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of ordinary shares of a company. For the purpose of Proposal No. 2, Proposal No. 3 and Proposal No. 4, the term controlling shareholder shall also include a person who holds 25% or more of the voting rights in the general meeting of the company if there is no other person who holds more than 50% of the voting rights in the company; for the purpose of a holding, two or more persons holding voting rights in the company each of which has a personal interest in the approval of the transaction being brought for approval of the company will be considered to be joint holders.

Under Israeli law, every voting shareholder is required to notify the Company whether such shareholder is an Interested Shareholder. To avoid confusion, every shareholder voting by means of the enclosed proxy card or voting instruction form, or via telephone or internet voting, will be deemed to confirm that such shareholder is NOT an Interested Shareholder. If you are an Interested Shareholder (in which case your vote will only count For or Against the ordinary majority, and not for or against the Special Majority under Proposal No. 2, Proposal No. 3 or Proposal No. 4, as applicable), please notify Mr. Yair Shalmoni, Director of Legal, at c/o Fiverr International Ltd., 8 Eliezer Kaplan St., Tel Aviv 6473409, telephone: +972-72-2280910, or by email (legal@fiverr.com). If your shares are held in “street name” by your broker, bank or other nominee and you are an Interested Shareholder, you should notify your broker, bank or other nominee of that status, and they in turn should notify the Company as described in the preceding sentence.

As of the date of this Proxy Statement, we are not aware of any controlling shareholders as defined above, and therefore, we believe that, other than our directors, officers and their relatives, none of our shareholders should be deemed as Interested Shareholders in Proposal No. 2 and Proposal No. 4, and only our Chief Executive Officer and his relatives should be deemed Interested Shareholders in Proposal No. 3.

In connection with Proposal No. 2, the Companies Law allows our Board to approve such proposal even if the shareholders have voted against its approval, provided that the Company’s Compensation Committee, and thereafter the Board, each determines to approve it, based on detailed arguments, and after having reconsidered the matter and concluded that such action is in the best interest of the Company.

Apart from the purpose of determining a quorum, broker non-votes will not be counted as present and are not entitled to vote. Abstentions will not be treated as either a vote “FOR” or “AGAINST” a matter.

How You Can Vote?

You can vote either in person at the Meeting or by authorizing another person as your proxy, whether or not you attend the Meeting. You may vote in any of the manners below:

●
By Internet — If you are a shareholder of record, you can submit a proxy over the Internet by logging on to the website listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and submitting a proxy by following the on-screen prompts. If you hold shares in “street name,” and if the brokerage firm, bank or other similar nominee that holds your shares offers Internet voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit your proxy over the Internet. If you have previously consented to receiving proxy materials by email from your nominee, you may simply click the “VOTE NOW” button in the accompanying email;

●
By telephone — If you are a shareholder of record, you can submit a proxy by telephone by calling the toll-free number listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and following the prompts. If you hold shares in “street name,” and if the brokerage firm, bank or other similar organization that holds your shares offers telephone voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit a proxy by telephone; or

●
By mail — If you are a shareholder of record, you can submit a proxy by completing, dating, signing and returning your proxy card in the postage-paid envelope provided. You should sign your name exactly as it appears on the enclosed proxy card. If you are signing in a representative capacity (for example, as a guardian, executor, trustee, custodian, attorney or officer of a corporation), please indicate your name and title or capacity. If you hold shares in “street name,” you have the right to direct your brokerage firm, bank or other similar organization on how to vote your shares, and the brokerage firm, bank or other similar organization is required to vote your shares in accordance with your instructions. To provide instructions to your brokerage firm, bank or other similar organization by mail, please complete, date, sign and return your voting instruction form in the postage-paid envelope provided by your brokerage firm, bank or other similar organization.

Registered Holders

If you are a shareholder of record whose ordinary shares are registered directly in your name with our transfer agent, Computershare Trust Company, N.A., you have the right to grant your voting proxy directly to the individuals listed as proxies on the proxy card by submitting your proxy in advance as noted above or to vote in person at the Meeting. Please follow the instructions on the proxy card.  You may change your mind and cancel your proxy by sending us a written notice, by submitting a later-dated proxy, or by voting in person at the Meeting.  We will not be able to count a proxy card from a registered holder unless we receive it at our headquarters at 8 Eliezer Kaplan St., Tel Aviv 6473409, Israel, or Broadridge Financial Solutions, Inc. receives it in the enclosed envelope no later than 11:59 p.m. EDT on September 17, 2024.

If you provide specific instructions (by marking a box) with regard to the proposals, your ordinary shares will be voted as you instruct.  If you sign and return your proxy card without giving specific instructions, your ordinary shares will be voted in favor of each proposal in accordance with the recommendation of the Board. The persons named as proxies in the enclosed proxy card will vote in their discretion on any other matters that properly come before the Meeting, including the authority to adjourn the Meeting pursuant to Article 25 of the Company’s Articles of Association.

Beneficial Owners

If you are a beneficial owner of the ordinary shares held in a brokerage account or by a trustee or nominee, these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee.  As a beneficial owner, you have the right to direct your broker, trustee or nominee how to vote your shares. Your broker, trustee or nominee has enclosed or provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your ordinary shares.

You are also invited to attend the Meeting. However, because a beneficial owner is not a shareholder of record, you may not vote your ordinary shares directly at the Meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your ordinary shares, giving you the right to vote the ordinary shares at the Meeting.

Who Can Vote?

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on August 5, 2024, in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time.

Revocation of Proxies

Shareholders of record may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by delivering to us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. A shareholder who holds shares in “street name” should follow the directions of, or contact, the bank, broker or nominee if he, she or it desires to revoke or modify previously submitted voting instructions.

Solicitation of Proxies

Proxies are being distributed to shareholders beginning August 8, 2024. Certain officers, directors, employees and agents of Fiverr, may solicit proxies by telephone, emails, or other personal contact.  We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of ordinary shares. We have also engaged Innisfree M&A Incorporated as our proxy solicitor for the Annual General Meeting.

Voting Results

The final voting results will be tallied by the Company based on the information provided by Broadridge Financial Solutions, Inc. or otherwise, and the overall results of the Meeting will be published following the Meeting in a report of foreign private issuer on Form 6-K that will be furnished to the U.S. Securities and Exchange Commission (the “SEC”).

Availability of Proxy Materials

Copies of the Proxy Card, the Notice of the Meeting and this Proxy Statement are available at the “Investor Relations” portion of our website, which can be found at https://investors.fiverr.com/.  The contents of that website are not a part of this Proxy Statement.

Assistance in Voting your Shares

Your vote is important!  If you have questions about how to vote your shares, please call our proxy solicitor, Innisfree M&A Incorporated, toll-free, at 1 (877) 750-0625 (from the U.S. and Canada) or at +1 (412) 232-3651 (from other locations).

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number of ordinary shares beneficially owned, directly or indirectly as of August 5, 2024, by (i) each person known by us to be the owner of more than 5% of our outstanding ordinary shares, based on public filings or information provided to us, (ii) each of our directors and executive officers individually, and (iii) all of our directors and executive officers as a group.  Except as otherwise set forth below, the street address of the beneficial owners is c/o Fiverr International Ltd., 8 Eliezer Kaplan St., Tel Aviv 6473409, Israel.

Name of beneficial owner	Number(1)	%(2)
Directors and Executive Officers
Micha Kaufman(3)	2,879,261	7.9%
Ofer Katz(4)	499,587	1.4%
Hila Klein	*	*
Gali Arnon	*	*
Matti Yahav	*	*
Sharon Steiner	*	*
Adam Fisher	*	*
Yael Garten	*	*
Ron Gutler	*	*
Gili Iohan	*	*
Jonathan Kolber(5)	2,833,612	8.0%
Nir Zohar	*	*
All executive officers and directors as a group (12 persons)	6,999,525	18.8%

*	Indicates ownership of less than 1%.

(1)
Beneficial ownership is determined in accordance with SEC rules. Under SEC rules, a person is deemed to be a ‘beneficial’ owner of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security.  A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Accordingly, ordinary shares relating to options currently exercisable or exercisable within 60 days as of August 5, 2024, and restricted share units (RSUs) that are subject to vesting conditions expected to occur within 60 days as of August 5, 2024, are deemed to be beneficially owned. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them.

(2)
The percentages shown are based on 35,286,030 ordinary shares issued and outstanding as of August 5, 2024. Ordinary shares relating to options currently exercisable or exercisable within 60 days as of August 5, 2024, and RSUs that are subject to vesting conditions expected to occur within 60 days as of August 5, 2024, are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.

(3)
Based on information provided to us, Mr. Kaufman holds 1,822,009 ordinary shares, 1,049,702 ordinary shares underlying options that are exercisable within 60 days as of August 5, 2024, at a weighted average exercise price of $63.73, which expire between 2025 and 2030, and 7,550 ordinary shares underlying RSUs that are subject to vesting conditions expected to occur within 60 days as of August 5, 2024.

(4)
Based on information provided to us, Mr. Katz holds 253,683 ordinary shares, 233,404 ordinary shares underlying options that are exercisable within 60 days as of August 5, 2024, at a weighted average exercise price of $75.75, which expire between 2027 and 2030, and 12,500 ordinary shares underlying RSUs that are subject to vesting conditions expected to occur within 60 days as of August 5, 2024.

(5)
Based on information reported on a Schedule 13G/A filed on April 10, 2024, represents (a) 709,835 ordinary shares held by Mr. Kolber directly, (b) 1,939,665 ordinary shares held by Anfield Ltd., over which Mr. Kolber has sole voting power, and (c) 184,112 ordinary shares held by Artemis Asset Holding Limited, on behalf of the Jonathan Kolber Bare Trust, of which Mr. Kolber is the sole beneficiary. Mr. Kolber may be deemed to have beneficial ownership of all of these ordinary shares, and his business address is 15 Ha’Sadot Rd, Kfar Shmaryahu, Israel.

CORPORATE GOVERNANCE

Overview

Fiverr is committed to effective corporate governance and independent oversight by our Board. Our programs and policies are informed by engagement with our shareholders as well as a guiding principle that the Board is accountable for representing the best interests of our shareholders, accomplished primarily through independence, diversity of experience and engagement with shareholders alongside additional key constituents.

Shareholder Engagement

We believe that effective corporate governance includes regular, constructive conversations with our shareholders. We are committed to maintaining an active dialogue to understand the priorities and concerns of our shareholders as we value their ideas and opinions. All feedback is reviewed and implemented as appropriate pursuant to the Company’s strategy, business growth and maturity stage. As part of our investor relations program, we engage with the vast majority of our institutional shareholders throughout the calendar year through quarterly earnings calls, investor conferences and investor meetings. Since 2021, we have annually conducted substantive discussions with shareholders on corporate governance, business performance, strategy, executive compensation and our environmental, social and governance (“ESG”) efforts. Accordingly, maintaining an active dialogue with our shareholders is consistent with our corporate values of open communication and accountability, and we intend to continue these efforts in the future.

Board Structure

Our Articles of Association provide that our Board may consist of no less than three and no more than ten directors, as may be fixed from time to time by the Board. Our Board currently consists of seven directors. Each of our current six non-executive directors is independent under the New York Stock Exchange corporate governance rules that require a majority of our directors to be independent, with Mr. Ron Gutler serving as Lead Independent Director.

Our directors are divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire Board. At each annual general meeting of our shareholders, the term of office of only one class of directors expires. The election or re-election of such class of directors is for a term of office that expires as of the date of the third annual general meeting following such election or re-election. Each director holds office until the annual general meeting of our shareholders in which his or her term expires, unless he or she is removed by a vote of 65% of the total voting power of our shareholders at a general meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our Articles of Association.

Board Leadership and Lead Independent Director

Mr. Micha Kaufman, our Founder, has served as our Chief Executive Officer and as a member of our Board since our inception. In addition, Mr. Kaufman served as our Chairman of the Board until his term expired on June 17, 2024, in accordance with the requirements of the Companies Law. At the Meeting, Shareholders will be asked to approve, as required by the Companies Law, the re-appointment of Mr. Kaufman as Chairman of the Board in addition to his role as Chief Executive Officer.

Since our Chairman of the Board was also our Chief Executive Officer, our Board has appointed Mr. Ron Gutler as Lead Independent Director, whose responsibilities include presiding over all meetings of the Board at which the Chairman of the Board is not present, including any executive sessions of the independent directors, approving Board meeting schedules and agendas, and acting as the liaison between the independent directors and the Chief Executive Officer and Chairman of the Board. Our Lead Independent Director also serves as Chairman of each of the committees of our Board.

Board Composition and Qualification

Our Board currently consists of five (5) male and two (2) female directors. Our Board and Nominating, Environmental, Social and Governance committee (the “Nominating and ESG Committee”) believe that the skills, qualities, attributes, experience, and diversity of backgrounds of our directors provide us with a diverse range of perspectives to effectively address our evolving needs and represent the best interests of our shareholders. As such, our Board annually assesses its composition in terms of skill sets, experience and diversity to best oversee its strategic plan for value creation.

Corporate Governance Practices

Below, we summarize the key governance practices and policies that our Board considers as material in order to advance our goals and protect the interests of our shareholders, including:

What we do?
Maintain a majority independent Board	Maintain a lead independent director who also serves as the chairman of all of the Board’s committees
Maintain entirely independent Board committees	Oversee our ESG policy and practices at the Board and management levels
Conduct annual Board and committee evaluation process	Ongoing shareholder engagement program

For more information regarding our Board, its committees and our corporate governance practices, see “Part I, Item 6.C. Board Practices” of our Annual Report on Form 20-F for the year ended December 31, 2023, as filed with the SEC on February 22, 2024 (the “Annual Report”).

Board Oversight of Risk Management

One of the main responsibilities of our Board is to effectively monitor and manage the Company’s evolving risk profile. Our committees play a vital role in supporting the Board’s risk oversight responsibilities, as follows:

Committee	Risk Oversight Areas of Focus
Audit	• Our overall risk assessment and strategy for managing enterprise risk • Accounting and financial reporting, legal, compliance and privacy • Cybersecurity, including product and information security
Compensation	• Compensation policies and practices related to our directors, executives and employees • Our human capital management and diversity, equity and inclusion strategy
Nominating and ESG	• ESG program, including corporate governance and environmental stewardship

The committees receive regular updates from the relevant functions within the Company responsible for the management and mitigation of the different areas of risk. In addition, the committees hold closed executive sessions with individual members of Fiverr’s leadership team as well as our internal and external audit functions. The committees’ chairman apprises the Board regularly of committee discussions, decisions and actions taken.

COMPENSATION OF DIRECTORS AND CERTAIN EXECUTIVE OFFICERS

Independent Compensation Advisor

Our Board and its Compensation Committee have consistently taken a disciplined approach to effectively manage the long-term dilutive impact of our equity incentive grants and are committed to continue balancing the scope of our equity compensation program with its impact on our earnings per share. The Compensation Committee and Board regularly review the Company’s equity compensation methodology to ensure it supports the achievement of our financial and strategic objectives and remains in line with market practices, while effectively managing the level of shareholder dilution and our share-based compensation.

What we do?
Base a significant portion of the variable compensation opportunity for executive officers on financial and share price performance	Regularly review executive compensation benchmarking and peer group data
Set annual incentive targets for our Chief Executive Officer based on objective performance measures	Offer equity and cash compensation which we believe incentivizes our executive officers to deliver both short-term and long-term shareholder value
Emphasize pay-for-performance, such that the earning of annual bonuses is subject to the attainment of pre-set objective performance measurements	Manage dilution by shifting to PSUs and RSUs as the form of long-term incentive grant
Cap cash bonus payments and annual equity-based compensation	Maintain an independent Compensation Committee, which engages an independent and reputable compensation advisor
Maintain an anti-hedging and anti-pledging policy	Maintain a clawback policy

The Compensation Committee directly engaged the services of Aon’s Human Capital Solutions practice, a business unit of Aon plc (“Aon”), a global provider of consulting services relating to human capital and compensation, to review the Company’s compensation practices and advise us as to whether they are aligned with, and competitive relative to U.S. market practices of our peers. Aon reports directly to the Compensation Committee and the Compensation Committee determined Aon to be independent.

Disciplined Dilution Management

Under the supervision of the Board, we exercise a disciplined approach to manage the long-term effects of our equity incentive grants and we frequently review and reassess our levels of share dilution. Fiverr’s management and Board remain committed to cautious management of the Company’s dilution and continue to take considerable measures to reduce dilution, while carefully balancing our need to retain talented employees and executives, who are the drivers of the Company’s success. As of August 5, 2024, we had 2,489,943 ordinary shares available for future issuance under our equity-based incentive plans and 5,762,102 ordinary shares were subject to share options and restricted share units (RSUs) that were granted by us (totaling 8,252,045 ordinary shares subject to our equity-based incentive plans). In addition, we had 1,383,834 ordinary shares available for issuance under our 2020 Employee Share Purchase Plan.

Since our initial public offering in June 2019, we have shifted from granting only options to granting only PSUs and RSUs to management and only RSUs to non-management employees and our directors, which has resulted in a meaningful reduction in dilution since we customarily granted RSUs and options at a ratio of 1:2 (i.e., the grant of one RSU corresponds to the grant of two options). In addition, in 2023 we have reduced the number of ordinary shares available for future grant under our share option plans by 2,500,000 ordinary shares.

As of August 5, 2024, our share dilution rate was 18.95%, based on 35,286,030 ordinary shares issued and outstanding. We note that our dilution rate has increased compared to last year, among others, as a result of the reduction in our share price, which lead us to grant more equity awards to maintain retention, and our share repurchase program that we have recently completed, which included the repurchase of 4,139,417 of our ordinary shares. Had we not conducted a repurchase program, our dilution rate would have been 17.31%, based on 39,425,447 ordinary shares issued and outstanding.

Going forward, we project that our dilution rate will decline, reiterating our goal to reduce dilution to below 10% in the years to come.

Compensation of Non-Executive Directors

On October 25, 2023, our shareholders approved an amendment to our directors’ compensation pursuant to which we reduced the total compensation terms of our non-executive directors. Accordingly, we pay each of our non-employee directors who (i) either joined our Board following our initial public offering or otherwise will join our Board in the future, or (ii) serves or will serve in the future on a Board committee (both (i) and (ii) together, an “Eligible Director”), the following compensation:

Current Cash Compensation

An annual cash retainer with respect to each twelve months of service in an amount of:

	Lead Independent Director or Chairperson	Member
Board of Directors	$50,000	$35,000

Additional fees with respect to each twelve months of service on the Board’s committees in the amounts of:

	Lead Independent Director or Chairperson	Member
Audit	$20,000	$10,000
Compensation	$15,000	$7,500
Nominating and ESG	$8,000	$4,000
Other Committee as Authorized by the Board	$8,000	$4,000

Payment to the committee chairpersons is in lieu of (and not in addition to) the payments referenced for committee membership. In case of service of less than a full twelve-month period, the annual fee shall be prorated with respect to the actual period of service.

Current Equity Based Compensation

Welcome Grant – Each newly appointed or elected non-executive director of the Company is granted restricted share units with a grant value of $300,000 as of the date of the grant. Such welcome grant vests on a quarterly basis over a period of one year. The commencement of the vesting begins on the election or appointment day.

Annual Grant – Each Eligible Director is granted restricted share units with a grant value of $225,000 as of the date of the grant, upon each annual anniversary of his or her initial election or appointment (provided that the director is still in office) (the “Eligibility Date”). Such annual grant will vest on a quarterly basis over a period of one year. The commencement of the vesting begins on the Eligibility Date.

The welcome grant and the annual grants are also subject to the following terms and conditions: (i) Acceleration - The equity awards shall be accelerated in the event of a Merger/Sale (as defined in the Company’s 2019 Share Incentive Plan, or the 2019 Plan); (ii) Intended Tax Type of Award - Equity grants to directors who are Israeli residents and qualify for a “102 award” pursuant to Section 102 of the Israeli Income Tax Ordinance [New Version]-1961, as amended, and the regulations promulgated thereunder, shall be classified as 102 Awards (as defined in the 2019 Plan), capital gain track equity (and non-102 qualified grants to directors who are Israeli residents or to directors who are not Israeli residents will be classified as 3(9) Awards, as defined in the 2019 Plan); and (iii) General - The equity grants shall otherwise be subject to the terms and conditions of the 2019 Plan, or any effective equity plan at that time, and the award agreement in the form generally used by the Company at the time it was executed.

Compensation of Certain Executive Officers

For information concerning the annual compensation earned during 2023 by our five most highly compensated executive officers see Item 6.B. of our Annual Report, a copy of which is available on our website at https://investors.fiverr.com/.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE

Overview

Fiverr was built with a defined purpose from day one to change how the world works together. We believe that our success can only be built alongside the success of our stakeholders, including our community, employees and shareholders. We are committed to building a long-term sustainable business that aligns our mission and business strategy with positive impacts to people, communities and our planet. One of the most important aspects of our strategy is the input from our stakeholders to make sure our values are aligned. That is why we administered an expansive ESG materiality assessment that incorporated inputs from a wide audience of stakeholders including the Company’s executive management, employees, external suppliers, and buyers and sellers on our platform. The results of the assessment closely align with our four core pillars, as listed below. We also adopted in our ESG disclosures industry best practices, including the Sustainability Accounting Standards Board (SASB) and Task Force on Climate Financial Disclosures (TCFD), and our positive contribution continued to be in line with the United Nations Sustainable Development Goals (UN SDGs), and specifically those of: Quality Education; Gender Equality; Affordable and Clean Energy; Decent Work and Economic Growth; Reduced Inequalities; and Climate Action.

ESG Oversight

Fiverr’s ESG approach and plan falls under the purview of our Board. Oversight of the Company’s risks, strategies, policies, programs and practices related to ESG matters is conducted by our Nominating and ESG Committee, and our EVP and General Counsel and EVP of Strategic Finance lead the day-to-day management of ESG matters. To further enhance our governance of ESG matters and demonstrate our commitment to sustainability, we formed a managerial ESG Forum composed of a multidisciplinary team responsible for evaluating risk and opportunities, developing policies, practices, information and communications. We also created a detailed roadmap of ESG goals that are aligned with our key pillars and are consistent with our overall mission.

ESG Focus Areas

During 2023, we continued with our four core pillars approach that outlines some of the specific ways we are making positive change in the world and the key issues that we believe are important to our business and stakeholders.

●	Creating fair economic and social opportunities: fostering a level playing field and providing economic and business opportunities for talent across the world;

●	Marketplace integrity and ethics: holding high standards for quality and integrity in our marketplace;

●	Empowering our people: building a diverse and inclusive workforce and company culture; and

●	Climate change: reducing the carbon footprint by enabling remote work and driving responsible resource use.

Our 2023 ESG Report details the progress we have achieved and our initiatives under each of the pillars above. Building on this record, we intend to continue enhancing our ESG program and developing ESG-related Key Performance Indicators (KPIs) and metrics for our reporting and to track our progress.

For more information on our ESG-related activities, please visit our website at https://investors.fiverr.com/esg. Neither the ESG Report nor the contents of our website are incorporated into this Proxy Statement.

PROPOSAL 1

RE-ELECTION OF DIRECTORS

Background

Our Board currently consists of seven directors and is divided into three classes with staggered three-year terms as follows:

●	the Class I directors are Jonathan Kolber and Yael Garten, and their terms expire at at our annual meeting of shareholders to be held in 2026;

●	the Class II directors are Adam Fisher and Nir Zohar, and their terms expire at the Meeting; and

●	the Class III directors are Micha Kaufman, Ron Gutler and Gili Iohan, and their terms expire at our annual meeting of shareholders to be held in 2025.

At the Meeting, shareholders will be asked to re-elect incumbent directors Adam Fisher and Nir Zohar. Adam Fisher and Nir Zohar each qualify as an independent director under the rules of SEC and the New York Stock Exchange. Nir Zohar serves on each of our Audit, Compensation and Nominating and ESG Committees and qualifies as an independent director under the rules of the SEC and the New York Stock Exchange relating to audit committee and compensation committee membership, as applicable. Nir Zohar is also financially literate in accordance with the requirements of the NYSE Rules.

As part of the nomination of Adam Fisher and Nir Zohar, our Board and Nominating and ESG Committee evaluated the independence and capacity of Adam Fisher and Nir Zohar with regards to their other current commitments, including service on other public company boards of directors, and determined that each of them is able to fully and without conflict serve the best interests of the Company’s shareholders.

In accordance with the Companies Law, each of Adam Fisher and Nir Zohar has certified to us that he meets all the requirements of the Companies Law for election as a director of a public company and possesses the necessary qualifications and has sufficient time to fulfill his duties as a director of Fiverr, taking into account the size and special needs of Fiverr. During 2023, each of the directors standing for re-election at the Meeting attended at least 90% of our Board and Board committees’ meetings, as applicable.

As such, our Board and Nominating and ESG Committee recommended that each Adam Fisher and Nir Zohar be re-elected at the Meeting as a Class II director for a term to expire at the 2027 annual general meeting of our shareholders, and until his successor has been duly elected and qualified, or until his office is vacated in accordance with our Articles of Association or the Companies Law.

Biographical information concerning Adam Fisher and Nir Zohar is set forth below:

Adam Fisher has served as a member of our Board since January 2011. Since 2007, Mr. Fisher has served as a Partner at Bessemer Venture Partners, a venture capital firm, and he is the founder of the firm’s investment practice in Tel Aviv, Israel. From 1998 to 2007, Mr. Fisher was a Partner at Jerusalem Venture Partners, a venture capital firm based in Israel. Mr. Fisher currently serves as a member of the board of directors of several Bessemer Venture Partners portfolio companies and previously served on the board of directors of Wix.com Ltd. from 2007 to 2016. Mr. Fisher holds a B.S.F.S. from Georgetown University.

Nir Zohar has served as a member of our Board since January 2014. Mr. Zohar has served as President of Wix.com Ltd. since 2013 and as Chief Operating Officer of Wix.com Ltd. since 2008. Prior to that, Mr. Zohar served as the Budget and Production Manager of M.B. Contact Ltd., a private Israeli event production company, between 2005 and 2007.

Proposal

The shareholders are being asked to re-elect Adam Fisher and Nir Zohar for a term to expire at the 2027 annual general meeting of our shareholders, and until their respective successors have been duly elected and qualified, or until their office is vacated in accordance with our Articles of Association or the Companies Law.

It is proposed that the following resolutions be adopted at the Meeting:

RESOLVED, that Adam Fisher be re-elected as a Class II director, to serve until the 2027 annual meeting of shareholders and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Companies Law; and

FURTHER RESOLVED, that Nir Zohar be re-elected as a Class II director, to serve until the 2027 annual meeting of shareholders and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Companies Law.

Vote Required

The vote required for the re-election of Adam Fisher and Nir Zohar as a Class II director for a term to expire at the 2027 annual general meeting is the affirmative vote of the holders of a majority of the voting power present or represented at the Meeting in person or by proxy and voting thereon.

Board Recommendation

The Board recommends a vote “FOR” the re-election of Adam Fisher and Nir Zohar as a Class II director for a term to expire at the 2027 annual general meeting.

PROPOSAL 2

ADOPTION OF THE COMPANY’S COMPENSATION POLICY FOR EXECUTIVE
OFFICERS AND DIRECTORS

Background

Pursuant to the Companies Law, all public Israeli companies, including companies whose shares are only publicly traded outside of Israel, such as Fiverr, are required to adopt a written compensation policy for their executive officers and directors, which addresses certain items prescribed by the Companies Law. The adoption, amendment or restatement of compensation policies is to be recommended by the Compensation Committee and approved by the Board and shareholders. The Compensation Policy is intended to put caps on executive officers’ and directors’ compensation and is not a guarantee of future compensation.

In June 2019, our shareholders approved our Compensation Policy for executive officers and directors (the “Compensation Policy”), which was further amended by our shareholders in October 2021 and October 2023, following the review and approval of our Board and Compensation Committee. Such Compensation Policy was in effect for a period of five years from our initial public offering and expired in June 2024. Following this five year period, our Compensation Policy, as required by the Companies Law, is required to be brought to the re-approval of our shareholders at least once in every three years.

At the Meeting, shareholders will be asked to adopt the terms of the Compensation Policy (as proposed to be updated) (the “Amended Compensation Policy”), attached hereto as Exhibit A. The terms of the Amended Compensation Policy remain substantially similar to the Compensation Policy adopted at our initial public offering, as amended in October 2021 and October 2023.

In general, our Amended Compensation Policy is designed to promote retention and motivation of directors and executive officers, incentivize superior individual excellence, align the interests of our directors and executive officers with our long-term performance and provide a risk management tool. To that end, a portion of our executive officer compensation package is targeted to reflect our short and long-term goals, as well as the executive officer’s individual performance. On the other hand, our Amended Compensation Policy includes measures designed to reduce the executive officer’s incentives to take excessive risks that may harm us in the long-term, such as limits on the value of cash bonuses and equity-based compensation, limitations on the ratio between the variable and the total compensation of an executive officer and minimum vesting periods for equity-based compensation. These limits serve only as a cap on compensation and not a guarantee of any future compensation.

Our Amended Compensation Policy also addresses our executive officers’ individual characteristics (such as his or her respective position, education, scope of responsibilities and contribution to the attainment of our goals) as the basis for compensation variation among our executive officers and considers the internal ratios between compensation of our executive officers and directors and other employees. Pursuant to our Amended Compensation Policy, the compensation that may be granted to an executive officer may include: base salary, annual bonuses and other cash bonuses (such as a signing bonus and special bonuses with respect to any special achievements, such as outstanding personal achievement, outstanding personal effort or outstanding company performance), equity-based compensation, benefits and retirement and termination of service arrangements. All cash bonuses are limited to a maximum amount linked to the executive officer’s base salary. Our Compensation Policy also provides for compensation to the members of our Board.

In light of the experience gained from the implementation of the policy since 2019, changes in market practices, the increasing competitive environment for talent in the technology, internet and software industries, the Company’s current initiative and activities, the Company’s significant growth since its inception and other considerations, the Compensation Committee and the Board have resolved to amend and adopt, and the shareholders are being asked at the Meeting to approve the Amended Compensation Policy.

The following are the main changes proposed to be implemented in the Amended Compensation Policy, such changes are intended to further promote discipline, oversight and corporate governance and align the interests of our office holders with the interests of the Company and our shareholders:

Subject	Current Compensation Policy	Amended Compensation Policy		Rationale
Equity-based Compensation for Executive Officers (other than the CEO)
The equity-based compensation at the time of grant to each of the executive officers shall not exceed the higher of: (a) 300% of his or her annual base salary or (b) 0.35% of the Company’s fair market value
		The equity-based compensation at the time of grant to each of the executive officers shall not exceed the higher of: (a) 8 million USD or (b) 0.5% of the Company’s fair market value	●	address the increase in complexity and time commitments required from our executive officers as a result of the recent growth in the Company’s business
			●	allow our Compensation Committee and the Board to fairly and competitively compensate our executive officers compared to our peer group
			●	These maximum equity-based compensation limits serve only as a cap on compensation and are not a guarantee of any future compensation
Guidelines for the Grant of Awards	Fair market value of the equity-based compensation for the executive officers will be determined according to acceptable valuation practices at the time of grant
Fair market value of the equity-based compensation for the executive officers will be determined by multiplying the number of shares underlying the grant by the market price of Fiverr’s ordinary shares at the time of grant or according to other acceptable valuation practices
●
We have shifted from granting a mix of options and RSUs to management to granting only PSUs and RSUs. As such, the change is intended to align with market practice with respect to the calculation of the FMV

Definition of Immaterial Change in the Terms of Employment	A change in the terms of employment of an executive officer with an annual total cost to the Company not exceeding an amount equal to two (2) monthly base salaries of such employee	A change in the terms of employment of an executive officer with an annual total cost to the Company not exceeding an amount equal to three (3) monthly base salaries of such employee	●	provide for a slight increase in the threshold for materiality given the recent growth in the Company’s business
●
allow our Chief Executive Officer the flexibility to respond to market conditions and to fairly and competitively compensate our executive officers compared to our peer group without the need for the approval of the Board

The above summary of the Amended Compensation Policy is qualified by reference to the full text of the Amended Compensation Policy attached to this Proxy Statement as Exhibit A.

Our Compensation Committee and Board believe that the Amended Compensation Policy provides an appropriate framework to promote our objectives, business plan and long-term strategy, to create appropriate incentives to our executive officers and directors while taking into consideration the size and nature of operations of our Company as well as the competitive environment in which we operate. As such, the Amended Compensation Policy is intended to incentivize superior individual excellence and to align the interests of our executive officers and directors with our long-term performance, and as a result, with those of our shareholders.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

RESOLVED, to adopt the Company’s Compensation Policy for Executive Officers and Directors, in the form attached as Exhibit A to the Proxy Statement, dated August 8, 2024.

Vote Required

The vote required for approval of our proposed Amended Compensation Policy is the affirmative vote of the holders of a majority of the voting power present or represented at the Meeting in person or by proxy and voting thereon. In addition, the Companies Law requires the Special Majority to approve this Proposal No. 2.

Board Recommendation

The Board recommends a vote “FOR” the adoption of the Company’s Compensation Policy for Executive Officers and Directors.

PROPOSAL 3

AUTHORIZATION OF MR. MICHA KAUFMAN, OUR CHIEF EXECUTIVE
OFFICER, TO SERVE AS CHAIRMAN OF OUR BOARD

Background

The Companies Law provides that the chief executive officer of a public company may only serve as the chairman of the board of directors of the same company if such appointment is approved and ratified by its shareholders, subject to the Special Majority requirements that are detailed above in the “Vote Required for Approval of Each of the Proposals” section. Under the Companies Law, following a period of five years from our initial public offering, such shareholder approval may be valid only for a period of up to three years.

At the Meeting, shareholders will be asked to approve that Mr. Micha Kaufman will serve as the Chairman of our Board and as the Chief Executive Officer of the Company for a period of three years.

It is noted that throughout this Proposal No. 3, any reference to the Board’s decision, includes all members of the Board, and excludes Mr. Kaufman, who did not participate in the discussion and decisions due to his personal interest in this Proposal.

Proven Track Record

As the founder, Chief Executive Officer and Chairman of the Board, Mr. Micha Kaufman’s leadership, command of the business and deep domain expertise have been critical to the Company’s success. At this stage of the Company’s growth and in the market’s evolution, the Nominating and ESG Committee and the Board believe that the current structure, which combines the roles of Chairman of the Board and Chief Executive Officer, leverages Mr. Kaufman’s unique experience to promote better alignment of strategic development and execution, clearer accountability for success or failure and increased responsiveness to changing market dynamics. In addition, the current leadership structure, in which Mr. Kaufman serves as Chairman of the Board and Chief Executive Officer and Mr. Gutler serves as Lead Independent Director, has established a track record of fostering strong relationships between the management of the Company and the Board which have facilitated the effective and agile execution of the Company’s strategy with strong oversight by the Board.

Our Nominating and ESG Committee and Board believe that the proposed structure aligns with shareholder interests and long-term Company value creation. In determining this, our Nominating and ESG Committee and Board considered, among other things, the following factors:

●
Mr. Kaufman’s unique, prominent role in the Company since its inception, which has been a key factor in Fiverr’s ability to continue to attract and retain leading experts who seek to work and develop under Mr. Kaufman’s leadership;

●	Mr. Kaufman’s increased responsibility since inception, and specifically since our initial public offering, as a result of the growth in the Company’s team, operations and international expansion;

●	Mr. Kaufman’s distinctive background and experience in the digital platform and marketplaces industry, and particularly in the area of artificial intelligence;

●	Mr. Kaufman’s success in maintaining a stable management team, creating new and successful leadership and maintaining a corporate culture which inspires our workforce;

●	The ongoing, long-term, active and committed contributions of Mr. Kaufman to Fiverr’s sustained growth and long-term success; and

●	The estimation of Mr. Kaufman’s expected contributions to the future growth of Fiverr.

Strong Board Oversight

The Nominating and ESG Committee and the Board determined that the combination of the Chairman of the Board and Chief Executive Officer positions has not impeded, and will not impede, the Board’s independent and effective oversight. The following corporate governance best practices ensure strong independent oversight by the Board and its Committees:

✔	6 of 7 Directors are Independent	✔	Annual Board and Committee Evaluations
✔	Fully Independent Committees	✔	Annual Review of Committee Charters
✔	Lead Independent Director with Expansive Duties and Extensive Oversight Experience	✔	Ongoing Shareholder Engagement Program

The Board believes that its leadership structure promotes effective and timely communication between the Board and management team, and increased effectiveness and agility in the execution of the Company’s growth strategy. It is important to reiterate that both the Board and all the Committees have direct access to various Company executives, the broader management team and key functions and hold regular independent sessions on a quarterly basis with relevant executives. We believe that this unmediated access strengthens oversight at the Board level and helps ensure strong corporate governance, thus protecting shareholder interests, in line with the Company’s strategic plan to create long-term value for shareholders.

Lead Independent Director

If this Proposal 3 is approved, for so long as the positions of CEO and Chairman of the Board are combined, the Company will continue to have a Lead Independent Director. The Board has determined that Mr. Gutler will continue to serve as Lead Independent Director and have specific enumerated powers and responsibilities that promote strong, independent Board leadership and oversight.

For that purpose, when recommending to appoint Mr. Micha Kaufman to Chairman of the Board, the Board has reaffirmed and expanded the authorities and responsibilities of the Lead Independent Director to include the following:

●
providing leadership to the Board if circumstances arise in which the role of the Chairman may be, or may be perceived to be, in conflict, and responding to any reported conflicts of interests, arising for any director;

●	presiding as chairman of meetings of the Board at which the Chairman of the Board is not present, including executive sessions of the independent members of the Board;

●	approving the Board’s meeting schedules and agendas;

●	serving as liaison between the Chairman of the Board and the independent members of the Board;

●	being available for consultation and direct communication with shareholders, as appropriate;

●	conferring with the Chairman of the Board on important Board matters and ensuring the Board focuses on key issues and tasks facing the Company; and

●	presiding over the Board’s annual self-assessment process.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

RESOLVED, to approve that Mr. Micha Kaufman will serve as the Chairman of the Board and as the Chief Executive Officer of the Company for a period of three years.

Vote Required

The vote required for approval of Mr. Micha Kaufman serving as the Chairman of the Board and the Chief Executive Officer of the Company is the affirmative vote of the holders of a majority of the voting power present or represented at the Meeting in person or by proxy and voting thereon. In addition, the Companies Law requires the Special Majority to approve this Proposal No. 3.

Board Recommendation

The Board recommends a vote “FOR” Mr. Kaufman to serve as the Chairman of the Board and the Chief Executive Officer of the Company.

PROPOSAL 4

APPROVAL OF FRAMEWORK OF TERMS AND CONDITIONS FOR THE
EXTENSION, RENEWAL AND ENTERING INTO AN INSURANCE POLICY FOR
DIRECTORS’ AND OFFICERS’ LIABILITY

Background

The Companies Law and our Articles of Association provide that we may obtain insurance for our directors and officers against liabilities incurred with respect to an act or omission in his or her capacity as an “office holder” (as defined in the Companies Law).

Our Compensation Committee previously authorized the Company, from time to time, to renew or enter into a new directors and officers insurance policy in accordance with the framework set forth in our Compensation Policy. Since our Compensation Policy expired in June 2024, five years following our initial public offering, we ask that our shareholders approve a framework of terms and conditions for the extension, renewal and entering into an insurance policy (“Insurance Policy”) for directors’ and officers’ liability for a period of three years from the date of approval with the following terms and conditions, which are the same as stated in our Compensation Policy and our proposed Amended Compensation Policy:

(i) The limit of liability of the insurer shall not exceed the greater of $150 million or 50% of the Company’s shareholders equity based on the most recent financial statements of the Company at the time of approval by the Compensation Committee; and

(ii) The Insurance Policy, as well as the limit of liability and the premium for each extension or renewal shall be approved by the Compensation Committee (and, if required by law, by the Board) which shall determine that the sums are reasonable considering Fiverr’s exposures, the scope of coverage and the market conditions and that the Insurance Policy reflects the current market conditions, and it shall not materially affect the Company’s profitability, assets or liabilities.

Further, upon circumstances to be approved by the Compensation Committee (and, if required by law, by the Board), Fiverr shall be entitled to enter into a “run off” Insurance Policy of up to seven (7) years, with the same insurer or any other insurance, as follows:

 (i) The limit of liability of the insurer shall not exceed the greater of $150 million or 50% of the Company’s shareholders equity based on the most recent financial statements of the Company at the time of approval by the Compensation Committee; and

(ii) The Insurance Policy, as well as the limit of liability and the premium for each extension or renewal shall be approved by the Compensation Committee (and, if required by law, by the Board) which shall determine that the sums are reasonable considering the Company’s exposures covered under such policy, the scope of cover and the market conditions, and that the Insurance Policy reflects the current market conditions and that it shall not materially affect the Company’s profitability, assets or liabilities.

In addition, we may extend the Insurance Policy in place to include cover for liability pursuant to a future public offering of securities. The Insurance Policy, as well as the additional premium shall be approved by the Compensation Committee (and if required by law, by the Board) which shall determine that the sums are reasonable considering the exposures pursuant to such public offering of securities, the scope of cover and the market conditions and that the Insurance Policy reflects the current market conditions, and it does not materially affect the Company’s profitability, assets or liabilities.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

RESOLVED, to approve a framework of terms and conditions for the extension, renewal and entering into an insurance policy for directors’ and officers’ liability as set forth in the Proxy Statement, dated August 8, 2024.

Vote Required

The vote required for approval of a framework of terms and conditions for the extension, renewal and entering into an insurance policy for directors’ and officers’ liability is the affirmative vote of the holders of a majority of the voting power present or represented at the Meeting in person or by proxy and voting thereon. In addition, the Companies Law requires the Special Majority to approve this Proposal No. 4.

Board Recommendation

The Board recommends a vote “FOR” the approval of a framework of terms and conditions for the extension, renewal and entering into an insurance policy for directors’ and officers’ liability.

PROPOSAL 5

RE-APPOINTMENT OF INDEPENDENT AUDITORS
AND AUTHORIZATION OF THE BOARD TO FIX THEIR REMUNERATION

Background

Our Audit Committee and Board have approved the appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2024, subject to the approval of our shareholders.

The following table sets forth the total compensation that was paid by the Company and its subsidiaries to the Company’s independent auditors, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, in each of the previous two fiscal years:

	2023	2022
	(in thousands)
Audit fees(1)	$701	$701
Tax fees(2)	430	248
All other fees(3)	6	21
Total	$1,137	$970

(1)
“Audit fees” for the years ended December 31, 2023, and 2022 include fees for the audit of our annual financial statements. This category also includes services that the independent accountant generally provides, such as consents and assistance with statutory and regulatory filings or engagements and review of documents filed with the SEC.

(2)	“Tax fees” for the years ended December 31, 2023, and 2022 were related to ongoing tax advisory, tax compliance and tax planning services.

(3)	“All other fees” in the years ended December 31, 2023, and 2022 related to services in connection with non-audit compliance and review work.

Our audit committee has adopted a pre-approval policy for the engagement of our independent accountants to perform certain audit and non-audit services.  Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually a catalog of specific audit and non-audit services in the categories of audit services, audit-related services and tax services that may be performed by our independent accountants.  Our audit committee pre-approved all the audit services and all the non-audit services provided to us and to our subsidiaries since our pre-approval policy was adopted.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

RESOLVED, to re-appoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as Fiverr International Ltd.’s independent registered public accounting firm for the year ending December 31, 2024 and until the next annual general meeting of shareholders, and to authorize the Company’s Board (with power of delegation to its audit committee) to set the fees to be paid to such auditors in accordance with the volume and nature of their services.

Vote Required

The vote required for approval for the re-appointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2024 and until the next annual general meeting of shareholders is the affirmative vote of the holders of a majority of the voting power present or represented at the Meeting in person or by proxy and voting thereon.

Board Recommendation

The Board recommends a vote “FOR” the re-appointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2024 and until the next annual general meeting of shareholders.

PRESENTATION AND DISCUSSION OF AUDITED CONSOLIDATED FINANCIAL
STATEMENTS

In addition to considering the foregoing agenda items at the Meeting, we will also present our audited consolidated financial statements for the fiscal year ended December 31, 2023. A copy of the Annual Report, including the audited consolidated financial statements for the year ended December 31, 2023, is available for viewing and downloading on the SEC’s website at www.sec.gov as well as on the “Investor Relations” section of our Company’s website at https://investors.fiverr.com.

OTHER BUSINESS

The Board is not aware of any other matters that may be presented at the Meeting other than those described in this Proxy Statement.  If any other matters do properly come before the Meeting, including the authority to adjourn the Meeting pursuant to Article 25 of the Company’s Articles of Association, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.

ADDITIONAL INFORMATION

The Annual Report filed with the SEC on February 22, 2024, is available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the Investor Relations section of the Company’s website at https://investors.fiverr.com/.

The Company is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement should not be taken as an admission that the Company is subject to those proxy rules.

By Order of the Board of Directors,

Micha Kaufman	Ron Gutler
Director and Chief Executive Officer	Lead Independent Director

Dated: August 8, 2024

Exhibit A

COMPENSATION POLICY

FIVERR INTERNATIONAL LTD.

Compensation Policy for Executive Officers and Directors

(As Adopted by the Shareholders on [_], 2024)

A. Overview and Objectives

1.              Introduction

This document sets forth the Compensation Policy for Executive Officers and Directors (this “Compensation Policy” or “Policy”) of Fiverr International Ltd. (“Fiverr” or the “Company”), in accordance with the requirements of the Companies Law, 5759-1999 (the “Companies Law”).

Compensation is a key component of Fiverr’s overall human capital strategy to attract, retain, reward, and motivate highly skilled individuals that will enhance Fiverr’s value and otherwise assist Fiverr to reach its business and financial long-term goals. Accordingly, the structure of this Policy is established to tie the compensation of each officer to Fiverr’s goals and performance.

For purposes of this Policy, “Executive Officers” shall mean “Office Holders” as such term is defined in Section 1 of the Companies Law, excluding, unless otherwise expressly indicated herein, Fiverr’s directors.

This policy is subject to applicable law and is not intended, and should not be interpreted as limiting or derogating from, provisions of applicable law to the extent not permitted.

This Policy shall apply to compensation agreements and arrangements which will be approved after the date on which this Policy is adopted and shall serve as Fiverr’s Compensation Policy for three (3) years, commencing as of its adoption.

The Compensation Committee and the Board of Directors of Fiverr (the “Compensation Committee” and the “Board”, respectively) shall review and reassess the adequacy of this Policy from time to time, as required by the Companies Law.

2.              Objectives

Fiverr’s objectives and goals in setting this Policy are to attract, motivate and retain highly experienced leaders who will contribute to Fiverr’s success and enhance shareholder value, while demonstrating professionalism in a highly achievement-oriented culture that is based on merit and rewards excellent performance in the long term, and embedding Fiverr’s core values as part of a motivated behavior. To that end, this Policy is designed, among others:

2.1.                      To closely align the interests of the Executive Officers with those of Fiverr’s shareholders in order to enhance shareholder value;

2.2.                      To align a significant portion of the Executive Officers’ compensation with Fiverr’s short and long-term goals and performance;

2.3.                      To provide the Executive Officers with a structured compensation package, including competitive salaries, performance-motivating cash and equity incentive programs and benefits, and to be able to present to each Executive Officer an opportunity to advance in a growing organization;

2.4.                      To strengthen the retention and the motivation of Executive Officers in the long term;

2.5.                      To provide appropriate awards in order to incentivize superior individual excellency and corporate performance; and

2.6.                      To maintain consistency in the way Executive Officers are compensated.

3.              Compensation Instruments

Compensation instruments under this Policy may include the following:

3.1.                      Base salary;

3.2.                      Benefits;

3.3.                      Cash bonuses;

3.4.                      Equity based compensation;

3.5.                      Change of control terms; and

3.6.                      Retirement and termination terms.

4.              Overall Compensation - Ratio Between Fixed and Variable Compensation

4.1.                      This Policy aims to balance the mix of “Fixed Compensation” (comprised of base salary and benefits) and “Variable Compensation” (comprised of cash bonuses and equity-based compensation) in order to, among other things, appropriately incentivize Executive Officers to meet Fiverr’s short and long-term goals while taking into consideration the Company’s need to manage a variety of business risks.

4.2
The total annual target bonus and equity-based compensation per vesting annum (based on the fair market value at the time of grant calculated on a linear basis) of each Executive Officer shall not exceed 97% of such Executive Officer’s total compensation package for such year.

5.              Inter-Company Compensation Ratio

5.1.                      In the process of drafting and updating this Policy, Fiverr’s Board and Compensation Committee have examined the ratio between employer cost associated with the engagement of the Executive Officers, including directors, and the average and median employer cost associated with the engagement of Fiverr’s other employees (including contractor employees as defined in the Companies Law) (the “Ratio”).

5.2.                      The possible ramifications of the Ratio on the daily working environment in Fiverr were examined and will continue to be examined by Fiverr from time to time in order to ensure that levels of executive compensation, as compared to the overall workforce will not have a negative impact on work relations in Fiverr.

B. Base Salary and Benefits

6.              Base Salary

6.1.                      A base salary provides stable compensation to Executive Officers and allows Fiverr to attract and retain competent executive talent and maintain a stable management team. The base salary varies among Executive Officers, and is individually determined according to the educational background, prior vocational experience, qualifications, company’s role, business responsibilities and the past performance of each Executive Officer.

6.2.                      Since a competitive base salary is essential to Fiverr’s ability to attract and retain highly skilled professionals, Fiverr will seek to establish a base salary that is competitive with base salaries paid to Executive Officers in a peer group of other companies operating in technology sectors which are similar in their characteristics to Fiverr’s, as much as possible, while considering, among others, such companies’ size and characteristics including their revenues, profitability rate, growth rates, market capitalization, number of employees and operating arena (in Israel or globally), the list of which shall be reviewed and approved by the Compensation Committee at least every two years. Such list shall include at least 15 companies. To that end, Fiverr shall utilize as a reference, comparative market data and practices, which will include a compensation survey that compares and analyses the level of the overall compensation package offered to an Executive Officer of the Company with compensation packages in similar positions to that of the relevant officer) in such companies. Such compensation survey may be conducted internally or through an external independent consultant.

6.3.                      The Compensation Committee and the Board may periodically consider and approve base salary adjustments for Executive Officers. The main considerations for salary adjustment are similar to those used in initially determining the base salary, but may also include change of role or responsibilities, recognition for professional achievements, regulatory or contractual requirements, budgetary constraints or market trends. The Compensation Committee and the Board will also consider the previous and existing compensation arrangements of the Executive Officer whose base salary is being considered for adjustment. Any limitation herein based on the annual base salary shall be calculated based on the monthly base salary applicable at the time of consideration of the respective grant or benefit.

7.              Benefits

7.1.                      The following benefits may be granted to the Executive Officers in order, among other things, to comply with legal requirements:

7.1.1.                 Vacation days in accordance with market practice;

7.1.2.                 Sick days in accordance with market practice;

7.1.3.                 Convalescence pay according to applicable law;

7.1.4.                 Monthly remuneration for a study fund, as allowed by applicable law and with reference to Fiverr’s practice and the practice in peer group companies (including contributions on bonus payments);

7.1.5.                 Fiverr shall contribute on behalf of the Executive Officer to an insurance policy or a pension fund, as allowed by applicable law and with reference to Fiverr’s policies and procedures and the practice in peer group companies (including contributions on bonus payments); and

7.1.6.                 Fiverr shall contribute on behalf of the Executive Officer towards work disability insurance, as allowed by applicable law and with reference to Fiverr’s policies and procedures and to the practice in peer group companies.

7.2.                      Non-Israeli Executive Officers may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which they are employed. Such customary benefits shall be determined based on the methods described in Section 6.2 of this Policy (with the necessary changes and adjustments).

7.3.                      In events of relocation or repatriation of an Executive Officer to another geography, such Executive Officer may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which he or she is employed or additional payments to reflect adjustments in cost of living. Such benefits shall include reimbursement for out of pocket one-time payments and other ongoing expenses, such as housing allowance, car allowance, and home leave visit, etc.

7.4.                      Fiverr may offer additional benefits to its Executive Officers, which will be comparable to customary market practices, such as, but not limited to: cellular and land line phone benefits, company car and travel benefits, reimbursement of business travel including a daily stipend when traveling and other business related expenses, insurances, other benefits (such as newspaper subscriptions, academic and professional studies), etc., provided, however, that such additional benefits shall be determined in accordance with Fiverr’s policies and procedures.

C. Cash Bonuses

8.              Annual Cash Bonuses - The Objective

8.1.                      Compensation in the form of an annual cash bonus is an important element in aligning the Executive Officers’ compensation with Fiverr’s objectives and business goals. Therefore, a pay-for-performance element, as payout eligibility and levels are determined based on actual financial and operational results, as well as individual performance.

8.2.                      An annual cash bonus may be awarded to Executive Officers upon the attainment of pre-set periodical objectives and individual targets determined by the Compensation Committee (and, if required by law, by the Board) at the beginning of each calendar year, or upon engagement, in case of newly hired Executive Officers, taking into account Fiverr’s short and long-term goals, as well as its compliance and risk management policies. The Compensation Committee and the Board shall also determine applicable minimum thresholds that must be met for entitlement to the annual cash bonus (all or any portion thereof) and the formula for calculating any annual cash bonus payout, with respect to each calendar year, for each Executive Officer. In special circumstances, as determined by the Compensation Committee and the Board (e.g., regulatory changes, significant changes in Fiverr’s business environment, a significant organizational change, a significant merger and acquisition events etc.), the Compensation Committee and the Board may modify the objectives and/or their relative weights during the calendar year.

8.3.                      In the event the employment of an Executive Officer is terminated prior to the end of a fiscal year, the Company may (but shall not be obligated to) pay such Executive Officer an annual cash bonus (which may or may not be pro-rated).

8.4.                      The actual annual cash bonus to be awarded to Executive Officers shall be approved by the Compensation Committee and the Board.

9.              Annual Cash Bonuses - The Formula

Executive Officers other than the CEO

9.1.                      The annual cash bonus of Fiverr’s Executive Officers, other than the chief executive officer (the “CEO”), will be based on performance objectives and a discretionary evaluation of the Executive Officer’s overall performance by the CEO and subject to minimum thresholds. The performance objectives will be approved by Fiverr’s CEO at the commencement of each calendar year (or upon engagement, in case of newly hired Executive Officers or in special circumstances as indicated in Section 8.2 above) on the basis of, but not limited to, company, division and individual objectives. The performance measurable objectives, which include the objectives and the weight to be assigned to each achievement in the overall evaluation, will be based on overall company performance measures, which are based on actual financial and operational results, such as revenues, operating income and cash flow (at least 25% of the annual cash bonus will be based on overall company performance measures) and may further include, divisional or personal objectives which may include operational objectives, such as market share, initiation of new markets and operational efficiency, customer focused objectives, project milestones objectives and investment in human capital objectives, such as employee satisfaction, employee retention and employee training and leadership programs. The Company may also grant annual cash bonuses to Fiverr’s Executive Officers, other than Fiverr’s CEO, on a discretionary basis.

9.2.                      The target annual cash bonus that an Executive Officer, other than the CEO, will be entitled to receive for any given calendar year, will not exceed 100% of such Executive Officer’s annual base salary.

9.3.                      The maximum annual cash bonus including for overachievement performance that an Executive Officer, other than the CEO, will be entitled to receive for any given calendar year, will not exceed 200% of such Executive Officer’s annual base salary.

CEO

9.4.                      The annual cash bonus of Fiverr’s CEO will be mainly based on performance measurable objectives and subject to minimum thresholds as provided in Section 8.2 above. Such performance measurable objectives will be determined annually by Fiverr’s Compensation Committee (and, if required by law, by Fiverr’s Board) at the commencement of each calendar year (or upon engagement, in case of newly hired CEO or in special circumstances as indicated in Section 8.2 above) on the basis of, but not limited to, company and personal objectives. These performance measurable objectives, which include the objectives and the weight to be assigned to each achievement in the overall evaluation, will be based on overall company performance measures, which are based on actual financial and operational results, such as revenues, sales, operating income, cash flow or Company’s annual operating plan and long-term plan.

9.5.                      The less significant part of the annual cash bonus granted to Fiverr’s CEO, and in any event not more than 30% of the annual cash bonus, may be based on a discretionary evaluation of the CEO’s overall performance by the Compensation Committee and the Board based on quantitative and qualitative criteria.

9.6.                      The target annual cash bonus that the CEO will be entitled to receive for any given calendar year, will not exceed 100% of his or her annual base salary.

9.7.                      The maximum annual cash bonus including for overachievement performance that the CEO will be entitled to receive for any given calendar year, will not exceed 200% of his or her annual base salary.

10.       Other Bonuses

10.1.               Special Bonus. Fiverr may grant its Executive Officers a special bonus as an award for special achievements (such as in connection with mergers and acquisitions, offerings, achieving target budget or business plan under exceptional circumstances or special recognition in case of retirement) or as a retention award at the CEO’s discretion (and in the CEO’s case, at the Board’s discretion), subject to any additional approval as may be required by the Companies Law (the “Special Bonus”). The Special Bonus will not exceed 100% of the Executive Officer’s annual base salary. Special Bonus can be paid, in whole or in part, in equity in lieu of cash and the value of any such equity component of a Special Bonus shall be determined in accordance with Section 13.3 below.

10.2.               Signing Bonus. Fiverr may grant a newly recruited Executive Officer a signing bonus at the CEO’s discretion (and in the CEO’s case, at the Board’s discretion), subject to any additional approval as may be required by the Companies Law (the “Signing Bonus”). The Signing Bonus will not exceed 200% of the Executive Officer’s annual base salary.

10.3.               Relocation/ Repatriation Bonus. Fiverr may grant its Executive Officers a special bonus in the event of relocation or repatriation of an Executive Officer to another geography (the “Relocation Bonus”). The Relocation bonus will include customary benefits associated with such relocation and its monetary value will not exceed 100% of the Executive Officer’s annual base salary.

11.       Compensation Recovery (“Clawback”)

11.1.               In the event of an accounting restatement, Fiverr shall be entitled to recover from its Executive Officers the bonus compensation or performance-based equity compensation in the amount in which such compensation exceeded what would have been paid under the financial statements, as restated, provided that a claim is made by Fiverr prior to the second anniversary of fiscal year end of the restated financial statements or per Fiverr’s clawback policy adopted by the Company from time to time under the applicable stock exchange rules, as applicable.

11.2.               Notwithstanding the aforesaid, the compensation recovery will not be triggered in the following events:

11.2.1.          The financial restatement is required due to changes in the applicable financial reporting standards; or

11.2.2.          The Compensation Committee has determined that Clawback proceedings in the specific case would be impossible, impractical or not commercially or legally efficient.

11.3.               Nothing in this Section 11 derogates from any other “Clawback” or similar provisions regarding disgorging of profits imposed on Executive Officers by virtue of applicable securities laws, the clawback policy adopted by the Company from time to time under the applicable stock exchange rules,  or contractual obligations.

D. Equity Based Compensation

12.       The Objective

12.1.               The equity-based compensation for Fiverr’s Executive Officers is designed in a manner consistent with the underlying objectives in determining the base salary and the annual cash bonus, with its main objectives being to enhance the alignment between the Executive Officers’ interests with the long-term interests of Fiverr and its shareholders, and to strengthen the retention and the motivation of Executive Officers in the long term. In addition, since equity-based awards are structured to vest over several years, their incentive value to recipients is aligned with longer-term strategic plans.

12.2.               The equity-based compensation offered by Fiverr is intended to be in a form of share options and/or other equity-based awards, such as restricted shares, PSUs or RSUs, in accordance with the Company’s equity incentive plan in place as may be updated from time to time.

12.3.               All equity-based incentives granted to Executive Officers (other than bonuses paid in equity in lieu of cash) shall be subject to vesting periods in order to promote long-term retention of the awarded Executive Officers. Unless determined otherwise in a specific award agreement approved by the Compensation Committee and the Board, grants to Executive Officers other than non-employee directors shall vest gradually over a period of between three (3) to five (5) years or based on performance. The exercise price of options shall be determined in accordance with Fiverr’s policies, the main terms of which shall be disclosed in the annual report of Fiverr.

12.4.               All other terms of the equity awards shall be in accordance with Fiverr’s incentive plans and other related practices and policies. Accordingly, the Board may, following approval by the Compensation Committee, extend the period of time for which an award is to remain exercisable and make provisions with respect to the acceleration of the vesting period of any Executive Officer’s awards, including, without limitation, in connection with a corporate transaction involving a change of control, subject to any additional approval as may be required by the Companies Law.

13.       General Guidelines for the Grant of Awards

13.1.               The equity-based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the Executive Officer.

13.2.               In determining the equity-based compensation granted to each Executive Officer, the Compensation Committee and Board shall consider the factors specified in Section 13.1 above, and in any event the total fair market value of an annual equity-based compensation at the time of grant shall not exceed: (i) with respect to the CEO - the higher of (w) 15 million USD or (x) 1.5% of the Company’s fair market value at the time of grant; and (ii) with respect to each of the other Executive Officers - the higher of (y) 8 million USD or (z) 0.5% of the Company’s fair market value at the time of grant.

13.3.               The fair market value of the equity-based compensation for the Executive Officers will be determined by multiplying the number of shares underlying the grant by the market price of Fiverr’s ordinary shares on or around the time of the grant or according to other acceptable valuation practices at the time of grant, in each case, as determined by the Compensation Committee and the Board.

13.4	The Company may satisfy tax withholding obligations related to equity-based compensation by net issuance, sale to cover or any other mechanism as determined by the Board from time to time.

E. Retirement and Termination of Service Arrangements

14.       Advanced Notice Period

Fiverr may provide an Executive Officer, other than the CEO, according to his/her seniority in the Company, his/her contribution to the Company’s goals and achievements and the circumstances of retirement and the CEO a prior notice of termination of up to twelve (12) months in the case of the CEO and six (6) months in the case of other Executive Officers, during which the Executive Officer may be entitled to all of the compensation elements, and to the continuation of vesting of his/her equity-based compensation.

15.       Adjustment Period

Fiverr may provide an additional adjustment period of up to six (6) months to an Executive Officer, other than the CEO, according to his/her seniority in the Company, his/her contribution to the Company’s goals and achievements and the circumstances of retirement and to the CEO, during which the Executive Officer may be entitled to all of the compensation elements, and to the continuation of vesting of his/her equity-based compensation.

16.       Additional Retirement and Termination Benefits

Fiverr may provide additional retirement and termination benefits and payments as may be required by applicable law (e.g., mandatory severance pay under Israeli labor laws), or which will be comparable to customary market practices.

17.       Non-Compete Grant

Upon termination of employment and subject to applicable law, Fiverr may grant to its Executive Officers a non-compete grant as an incentive to refrain from competing with Fiverr for a defined period of time. The terms and conditions of the non-compete grant shall be decided by the Board and shall not exceed such Executive Officer’s monthly base salary multiplied by twelve (12).

18.       Limitation Retirement and Termination of Service Arrangements

The total non-statutory payments under Section 14-17 above shall not exceed the Executive Officer’s monthly base salary multiplied by eighteen (18).

F. Exculpation, Indemnification and Insurance

19.       Exculpation

Fiverr may exempt its directors and Executive Officers in advance for all or any of his/her liability for damage in consequence of a breach of the duty of care, to the fullest extent permitted by applicable law.

20.       Insurance and Indemnification

20.1.               Fiverr may indemnify its directors and Executive Officers to the fullest extent permitted by applicable law, for any liability and expense that may be imposed on the director or the Executive Officer, as provided in the indemnity agreement between such individuals and Fiverr, all subject to applicable law and the Company’s articles of association. Fiverr may adopt arrangements to secure such indemnification obligations to its directors and Executive Officers.

20.2.               Fiverr will provide directors’ and officers’ liability insurance (the “Insurance Policy”) for its directors and Executive Officers as follows:

20.2.1.          The limit of liability of the insurer shall not exceed the greater of $150 million or 50% of the Company’s shareholders equity based on the most recent financial statements of the Company at the time of approval by the Compensation Committee; and

20.2.2.          The Insurance Policy, as well as the limit of liability and the premium for each extension or renewal shall be approved by the Compensation Committee (and, if required by law, by the Board) which shall determine that the sums are reasonable considering Fiverr’s exposures, the scope of coverage and the market conditions and that the Insurance Policy reflects the current market conditions, and it shall not materially affect the Company’s profitability, assets or liabilities.

20.3.               Upon circumstances to be approved by the Compensation Committee (and, if required by law, by the Board), Fiverr shall be entitled to enter into a “run off” Insurance Policy of up to seven (7) years, with the same insurer or any other insurance, as follows:

20.3.1.          The limit of liability of the insurer shall not exceed the greater of $150 million or 50% of the Company’s shareholders equity based on the most recent financial statements of the Company at the time of approval by the Compensation Committee; and

20.3.2.          The Insurance Policy, as well as the limit of liability and the premium for each extension or renewal shall be approved by the Compensation Committee (and, if required by law, by the Board) which shall determine that the sums are reasonable considering the Company’s exposures covered under such policy, the scope of cover and the market conditions, and that the Insurance Policy reflects the current market conditions and that it shall not materially affect the Company’s profitability, assets or liabilities.

20.4.               Fiverr may extend the Insurance Policy in place to include cover for liability pursuant to a future public offering of securities. The Insurance Policy, as well as the additional premium shall be approved by the Compensation Committee (and if required by law, by the Board) which shall determine that the sums are reasonable considering the exposures pursuant to such public offering of securities, the scope of cover and the market conditions and that the Insurance Policy reflects the current market conditions, and it does not materially affect the Company’s profitability, assets or liabilities.

G. Arrangements upon Change of Control

21.       The following benefits may be granted to the Executive Officers (in addition to, or in lieu of, the benefits applicable in the case of any retirement or termination of service) upon or in connection with a “Change of Control” or, where applicable, in the event of a "Change of Control" following which the employment of the Executive Officer is terminated or adversely adjusted in a material way (a “Change of Control” as shall be defined in the respective incentive plan or employment agreement):

21.1.               Vesting acceleration of outstanding options or other equity-based awards;

21.2.               Extension of the exercising period of equity-based compensation for Fiverr’s Executive Officer for a period of up to one (1) year in case of an Executive Officer other than the CEO and two (2) years in case of the CEO, following the date of employment termination; and

21.3.               Up to an additional six (6) months of continued base salary and benefits following the date of employment termination (the “Additional Adjustment Period”). For avoidance of doubt, such additional Adjustment Period shall be in addition to the advance notice and adjustment periods pursuant to Sections 14 and 15 of this Policy, but subject to the limitation set forth in Section 18 of this Policy.

21.4.               A cash bonus not to exceed 150% of the Executive Officer’s annual base salary in case of an Executive Officer other than the CEO and 200% in case of the CEO.

H. Board of Directors Compensation

22.       The following benefits may be granted to Fiverr’s Board members:

22.1.               All Fiverr’s non-employee Board members may be entitled to an annual cash fee retainer of up to $100,000, and up to $150,000 for the chairperson of Fiverr’s Board or lead independent director. In addition, all Fiverr’s non-employee Board members, who serve on a Board committee (including as the chairperson of a committee), may be entitled to a committee membership annual cash fee retainer of up to $30,000 and committee chairperson annual cash fee retainer of up to $60,000 (it is being clarified that the payment for the chairpersons is in lieu of (and not in addition) to the payments referenced above for committee membership).

22.2.               The compensation of the Company’s external directors, if elected, shall be in accordance with the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel), 5760-2000, as such regulations may be amended from time to time.

22.3.               Notwithstanding the provisions of Sections 22.1 above, in special circumstances, such as in the case of a professional director, an expert director or a director who makes a unique contribution to the Company, such director’s compensation may be different than the compensation of all other directors and may be greater than the maximal amount allowed under Section 22.1.

22.4.               Each non-employee member of Fiverr’s Board may be granted with equity-based compensation. The value of a “welcome” grant or an annual equity-based compensation, granted at a certain year shall not exceed $500,000. The equity-based compensation may be accelerated in the event of a change of control.

22.5.               All other terms of the equity awards shall be in accordance with Fiverr’s incentive plans and other related practices and policies. Accordingly, the Board may, following approval by the Compensation Committee, extend the period of time for which an award is to remain exercisable and make provisions with respect to the acceleration of the vesting period of any awards, including, without limitation, in connection with a corporate transaction involving a change of control, subject to any additional approval as may be required by the Companies Law.

22.6.               In addition, members of Fiverr’s Board may be entitled to reimbursement of expenses in connection with the performance of their duties. In addition, the Company may satisfy tax withholding obligations related to equity-based compensation granted to directors by net issuance, sale to cover or any other mechanism as determined by the Board from time to time.

22.7.               It is hereby clarified that the compensation (and limitations) stated under Section H will not apply to directors who serve as Executive Officers.

I. Miscellaneous

23.       Nothing in this Policy shall be deemed to grant any of Fiverr’s Executive Officers or employees or any third party any right or privilege in connection with their employment by the Company. Such rights and privileges shall be governed by the respective personal employment agreements. The Board may determine that none or only part of the payments, benefits and perquisites detailed in this Policy shall be granted, and is authorized to cancel or suspend a compensation package or part of it.

24.       An Immaterial Change in the Terms of Employment of an Executive Officer other than the CEO may be approved by the CEO, provided that the amended terms of employment are in accordance with this Policy. An “Immaterial Change in the Terms of Employment” means a change in the terms of employment of an Executive Officer with an annual total cost to the Company not exceeding an amount equal to three (3) monthly base salaries of such employee.

25.       In the event that new regulations or law amendment in connection with Executive Officers’ and directors’ compensation will be enacted following the adoption of this Policy, Fiverr may follow such new regulations or law amendments, even if such new regulations are in contradiction to the compensation terms set forth herein.

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This Policy is designed solely for the benefit of Fiverr and none of the provisions thereof are intended to provide any rights or remedies to any person other than Fiverr.